LEVINSON GRITTER & DIGIORE, LLP

A Partnership of Professional Associations

120 East Palmetto Park Road, Suite 425

Boca Raton, Florida 33432

Telephone (561) 391-8899

Facsimile (561) 892-0492

Gerald W. Gritter

561-391-8899 Direct

gritterpa@gmail.com

January 12, 2016

United States Securities and Exchange Commission

Division of Corporation Finance

Washington D.C. 20549

Attn:

Mara L. Ransom, Assistant Director, Office of Consumer Products

Re:

ICTV Brands Inc.

Registration Statement on Form S-3

Filed November 17, 2015

File No. 333-208077

Dear Ms. Ransom:

We are in receipt of your comment letter dated December 2, 2015 regarding the above filing.  Our specific responses to your comments are noted below.

1.

Since the OTCQX is not a national securities association, the Form S-3 Registration Statement has been withdrawn and ICTV has filed a Form S-1 Registration Statement in its place.

2.

As to Edwin Levy, we have included in the Form S-1, in both the Selling Shareholder and the Plan of Distribution sections, disclosure that Mr. Levy is a registered broker-dealer and, as such, will be considered an underwriter in connection with the sale of his shares under the Registration Statement.  As to Brian Pessin, he has informed us that, while he holds certain licenses, he is not a broker-dealer, nor is he an affiliate of a broker-dealer.

Sincerely,

/s/ Gerald W. Gritter

Gerald W. Gritter